Exhibit 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Capitol Bancorp Limited

Calculation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31
	2008		2007		2006		2005		2004		2003

Income before income taxes (A)	$196		$24,761		$57,854		$55,157		$41,415		$37,415

Fixed Charges:
Interest on borrowings	6,880		23,002		16,957		14,366		10,801		8,230
Estimated interest component of net rental expense	880		3,042		2,508		2,046		1,947		1,749
Fixed charges, excluding interest on deposits (B)	7,760		26,044		19,465		16,412		12,748		9,979

Interest on deposits	30,688		124,160		88,629		53,213		36,695		41,260

Fixed charges, including interest on deposits (C)	38,448		150,204		108,094		69,625		49,443		51,239

Ratio of Earnings to Fixed Charges
Excluding deposit interest (A+B)/B	1.03	x	1.95	x	3.97	x	4.36	x	4.25	x	4.75	x
Including deposit interest (A+C)/C	1.01	x	1.16	x	1.54	x	1.79	x	1.84	x	1.73	x